

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2019

Peng Yang
Chief Executive Officer
ORANCO INC
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

> **Re: ORANCO INC**
> **Regsitration Statement on Form S-1**
> **Filed July 3, 2019**
> **File No. 333-232548**

Dear Mr. Yang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: George Du, Esq.